SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

SPHERIX INCORPORATED
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

84842R304
(CUSIP Number)

July 24, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 84842R304

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rockstar Consortium US LP 45-2822169
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 176,991
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 176,991

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,991
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.05% (based on 1,102,930 shares of Common Stock issued and outstanding as of July 26, 2013)
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 84842R304

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rockstar Consortium LLC 45-2821954
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 176,991
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 176,991

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,991
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.05% (based on 1,102,930 shares of Common Stock issued and outstanding as of July 26, 2013)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 84842R304

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Veschi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 176,991
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 176,991

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,991
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.05% (based on 1,102,930 shares of Common Stock issued and outstanding as of July 26, 2013)
12	TYPE OF REPORTING PERSON* IN

Item 1(a).	Name of Issuer:

Spherix Incorporated

Item 1(b).                      Address of Issuer's Principal Executive Offices:

7927 Jones Branch Drive, Suite 3125, Tysons Corner, VA 22102

Item 2(a).                      Name of Person Filing.

This statement is filed by Rockstar Consortium US LP, Rockstar Consortium LLC (the “General Partner”) and Mr. John Veschi, who are collectively referred to herein as “Reporting Persons.”

Item 2(b).                      Address of Principal Business Office or, if None, Residence.

7160 North Dallas Parkway, Suite No. 250, Plano, TX 75024

Item 2(c).                      Citizenship.

Delaware/U.S.

Item 2(d).                      Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).                      CUSIP Number.

84842R304

Item 3.	Type of Person

Not applicable.

Item 4.                      Ownership.

(a) and (b)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 176,991 shares of common stock held by Rockstar Consortium US LP, and such shares of common stock represent beneficial ownership of approximately 16.05% of the common stock, based on 1,102,930 shares as of July 25, 2013. The General Partner, which is the General Partner of Rockstar Consortium US LP, in whose names the reported securities are held, may be deemed to be the beneficial owner of all the securities held by Rockstar Consortium US LP. Mr. Veschi serves as the CEO of the General Partner.  Mr. Veschi disclaims beneficial ownership of these securities.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 176,991

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 176,991

Item 5.                      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                      Identification and Classification of Members of the Group.

Not applicable.

Item 9.                      Notice of Dissolution of Group.

Not applicable.

Item 10.                  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rockstar Consortium US LP

Date: July 30, 2013	By:	Rockstar Consortium LLC, General Partner

	By:	/s/ John Veschi
Name: John Veschi
Title: Chief Executive Officer

Rockstar Consortium LLC

Date: July 30, 2013	By:	/s/ John Veschi
Name: John Veschi
Title: Chief Executive Officer

Date: July 30, 2013		/s/ John Veschi
John Veschi